FILED BY NORANDA INC.
                        PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 SUBJECT COMPANY: FALCONBRIDGE LIMITED
                        COMMISSION FILE NO: 333-123547
                        NORANDA INC. COMMISSION FILE NO. 333-123546


The following is a transcript of the Question and Answer session that occurred during the First Quarter Conference Call of Noranda Inc. on April 26, 2005.

                            NORANDA INCORPORATED
         Q1 2005 CONFERENCE QUESTION AND ANSWER SESSION TRANSCRIPT
                       CALL MODERATOR: DENIS COUTURE
                               APRIL 26, 2005
                                 8:00 AM CT

Operator:           Thank you.

                    Ladies and gentlemen, if you would like to register a question, please press the 1 followed by the 4 on your telephone. You will hear a three-tone prompt to acknowledge your request. If your question has been answered and you would like to withdraw your registration, please press the 1 followed by the 3. If you are using a speakerphone, please lift your handset before entering your request.

                    One moment, please, for our first question.

                    Our first question comes from the line of Terence Ortslan of TSO and Associates. Please proceed.

Terence Ortslan:    Thanks, operator.

                    In your inventory numbers year-over-year and also end of December, despite the fact that metal prices are up and maybe some currency issues there, but they haven't changed at all, can you explain that?

Derek Pannell:      I think it's just a function of timing to some degree,
                    Terry. The metal prices particularly in nickel have not changed much, copper definitely has risen. But there's no other explanation really. And, as you point out, perhaps exchange and just some timing issues; I don't think it's indicative of any fundamental change in the business.


Terence Ortslan:    But volume wise, you must be running very low
                    inventories and that's what your maybe also saying, is it true possibly?


Derek Pannell:      No, I think quarter-over-quarter you've got - a certain
                    swing in inventories.


                    And, you know, just to give you some examples. If you happen to have a boat that's just left on the second of the following month, say, from Antamina or Collahuasi, or you've just received a boat of anodes at the CCR Refinery from Altonorte, you can get a bit of a swing there. And there's nothing in the results that is any different from those sort of typical working variables.

Terence Ortslan:    Okay.

                    I know you guys pay a lot of attention to this and I guess similar questions have been asked to other companies as well. But, how much do you think your, let's say, out-of-control cost will be up this year -- things like fuel, and labor, I understand that, I mean some TC/RCs in the list, yeah, I understand that. But what do you think the real input cost is going to be up by this year that there's nothing you can do about?

Derek Pannell:      Well, for us, TC/RCs, it's not something that we are
                    particularly exposed to just because, you know, we are fully integrated. So in fact they could very well help us.

                    In terms of energy - and again, it depends very much on jurisdiction. And at places like Quebec and Ontario where we tend to be in regulated environments that's less of an issue. At Falcondo, again, there is a sort of standard figure that we use there, it's 7 cents per increase in dollar per barrel of oil. We were around I think $38 per barrel over the quarter at Falcondo.

                    I don't have sort of one blanket figure for the company, Terry, on energy. But what we're seeing generally, I think is a little bit of an exception this time, but generally seeing our actual cash cost, if anything, decrease a little bit because we're getting more than an offsetting by-product boost for the C1 cash cost.

Terence Ortslan:    Okay.

                    One other question, as far as any capital expenditures in 2005, $309 million, again, I think you implied before that's a number that should continue into the future, Steve?

Steven Douglas:     Terry, - I guess this is one of the perils of calling
                    it sustaining and other. We've made assertions in the past that our sustaining capital this year runs between $200 to $250, and then combining into that $309 million is several smaller projects which we just haven't broken out. So we're not altering our view on that sustaining capital number between $200 and $250 this year; and it declines a little bit next year.


Terence Ortslan:    Okay.

                    And last question, on El Morro, I thought you were drilling -- the $17 million applies or implies what for 2005?

Derek Pannell:      Oh, El Morro?

Terence Ortslan:    Correct.

Derek Pannell:      Well, we would be bringing El Morro to a feasibility.

Terence Ortslan:    The cost of feasibility study, you had and all the other...

Derek Pannell:      Not in '05 but we would be bringing El Morro towards a
                    feasibility study. And I would think - we don't have a precise time schedule.

                    I mean we are focused mainly on the expansion projects in the short-term of, you know, the existing operations like Lomas, Collahuasi and Antamina for example. We would see those sort of coming in the sort of three to ten years timeframe perhaps. But we want to have them sort of ready. We don't think we can just sort of sit on these things.

                    So we're gradually bringing El Morro and El Pachon for example forward so that they are in a position to go fairly soon. So I think, we'd start to see feasibility studies in 2006.

Terence Ortslan:    Okay, because El Morro is a specific number but El
                    Pachon is in the other category I assume, in the CAPEX number. It wasn't segregated.

Derek Pannell:      Yeah, that's correct, Terry. It's not meant to convey
                    anymore focus or anymore, you know, dedication than the other projects.

Terence Ortslan:    Okay.

                    Good results, guys. Thank you.

Derek Pannell:      Thanks, Terry.

Operator:           Our next question comes from the line of John Redstone
                    of Desjardins Securities. Please proceed.

John Redstone:      Good morning, gentlemen.

                    Going through this very extensive release you've got out here, the one project that seems to be missing as I'm going through the pages is the Alumysa project in Chile. Could you update us on the status of that, please?

Derek Pannell:      Yeah.  There has been no change, John.

                    You know, we've tried to provide I think a little more fulsome details this quarter than we had perhaps in the past. But the additional information on - if that's what you think it is on Alumysa, it's not meant to indicate any change in our status.

John Redstone:      All right. And going forward, I mean, you know,
                    obviously during the negotiations with Minmetals, there was some question about whether Noranda wanted to stay in the aluminum business. What's your feeling on the aluminum business today?


Derek Pannell:      Well, judging by our results, they're really great.

John Redstone:      I'm not surprised.

Derek Pannell:      Yeah. No, it's going very well. We feel very satisfied
                    with it. In fact, we see a continuing upside particularly we're not fully ramped up on the foil side.

                    I think, too, the traditional gap that you have between, the ratio that you have between aluminum and copper, we still haven't seen it move up to the sort of traditional ratios, you know, where there's replacement that occurs between aluminum, copper. So either copper is going to come down or aluminum is going to up. And quite frankly, I don't see copper coming down very much.

                    So, you know, we feel quite bullish on aluminum.

John Redstone:      ((Crosstalk)) (unintelligible moment

Derek Pannell:      I think, you know, John, I think what we have tried to
                    do in the last year is to make certain that we have the aluminum business sort of really wrapped up in terms of getting the bauxite and the alumina supply, you know, which for most people has been an issue. We've now got that in place with the Gramercy and St. Ann acquisitions.

                    And then the power contract was the other piece that we were missing. And we've just - I just mentioned earlier in the call, we've got that fixed up. We've got a 15-year very nice contract working with Ameron.

                    And that - and then I guess the final piece is the labor contract, we've just in place a five-year labor contract last year. So - in fact we're feeling very good about the aluminum business.

John Redstone:      One last question. You have record margins on your
                    fabricating business and aluminum right now. Do you see that being maintained through the second quarter?

Derek Pannell:      Yeah, I think so, John, we've very good demand. We sort
                    of booked I think quite solidly up through that second quarter.

                    In fact I would hope to see the margins increase as we're able to move up the sort of margin scale as we drop some of the more sort of bulk type foil business and move into the higher margin business. You know, we're trying to do that on a balanced basis as we increase our capacity and move into higher margin markets.

John Redstone:      Thanks very much.

Derek Pannell:      Thank you, John.

Operator:           Our next question comes from the line of Greg Barnes of
                    Canaccord Capital. Please proceed.

Greg Barnes:        Thanks.

                    I must have missed the announcement about getting back up to full capacity at the Horne. Are you bringing in third party concentrate from offshore or how are you getting up to full capacity now there?

Derek Pannell:      Well, at the present - if you remember, some years ago
                    we shut down Gaspe and we had turned the Horne down about two years ago. So - I think it was about two years ago.

Denis Couture:      Year and a half.

Derek Pannell:      A year and a half ago, yeah.

                    So, going through that period of very low prices, we were relatively well-served with concentrate and continue to be based on the contracts that we had. We see an opportunity now with the market to take advantage of that. There is a fair amount of concentrate out there. Although we - with sort of Antamina and so on, we certainly have concentrate to keep it supplied. We don't see that an issue. But certainly, some of the concentrate would be coming from offshore.

Greg Barnes:        Okay, thank you.

                    Just quickly, on American Racing, have you made any further decisions there about what you're going to do?

Derek Pannell:      No. Essentially, as you know last quarter we wrote that
                    down. I think we now see that as sort of largely irrelevant to, you know, the overall company results and we're moving forward essentially on the same lines that we talked about at the last quarter.

Greg Barnes:        Okay, thank you.

Operator:           Ladies and gentlemen, as a reminder, if you would like
                    to register for a question, please press the 1 followed by the 4.

                    Our next question comes from the line of Brian MacArthur of UBS. Please proceed.

Brian MacArthur:    Hi, good morning, a couple of questions.

                    First of all, this is a great presentation. But just going through the pro forma earnings that you've given for the first quarter, the tax rate, you know, and the pro forma has dropped to 33% from 41%. Can you just elaborate exactly what happens there whether that's - how you see it going forward? I know you've got the caveat this may not be indicative, but just to explain a little bit more what's going on there?

Steven Douglas:     I think, Greg, I have to cast my mind back to the
                    nuances of the preparation of the first quarter.

                    But I think as you correctly pointed out, this is indicative. And when you start putting these together, you can see the - unfortunately the litany of assumptions you have to make in the back. I think what I'll do is I'll default to the sort of operating number which is where we will settle out on on a look-forward basis.

                    So somewhere between 30% and 33% would be our - would be my guidance. And that's just turning to the operating number.

Brian MacArthur:    Right. So, I mean at one time between the two companies
                    are all sorts of tax structures and pools, I mean is that all sort of cleaned up so that 30% to 33% be something we just assume going forward?


((Crosstalk))

Steven Douglas:     Brian, I would not for a second want to suggest to you
                    this is a simple equation...

Brian MacArthur:    No, it's not.

Steven Douglas:     ...in terms of the structure that underlie this.

                    But the facts are when we put the two companies together as well, there is going to be some opportunities I think for some clean-up and some more efficient uses of the structures which we've done a bit of work on at this point. But as I've said, I think if you just stick with that 30% to 33% figure, you'll be well-served.

Brian MacArthur:    Great.  That's very helpful.  Thank you.

                    Maybe just following up on John's question to Derek regarding the aluminum business you talked about, you know, we're still not at capacity and yet we're removing the product mix to a more favorable mix as well to increase margins as we go forward. If I sort of give you a scale from 0 to 100, where are we on the capacity? What I would say the maximum or the most efficient utilization, i.e. mix and volume, if you see what I'm saying, because I realize, you could have lower volumes and better mix and that would be better for you. But just how much more do we have in that system?

Derek Pannell:      Yeah. I would say on the primary side, we're probably -
                    I'd say sort of 97%...

Derek Pannell:      Right.

Derek Pannell:      ...there, okay? So - and we're probably pretty close,
                    maybe the same on the value added products there. So that's the figure you could use on the primary side for the smelter. Although we only just came into possession of the bauxite and the alumina asset.

                    So there, I would think that there would be - jeez, it's good to say - I guess maybe sort of 70%. We haven't got together with our partners. We haven't really looked at Six Sigma sort of applications there. So 70%, 80% might be a better figure for the sort of alumina operations, if you like.

                    And particularly since they just came out of bankruptcy, so I would suspect that there's opportunity there for improvements on the alumina side.

                    Peter is here. Maybe I could just ask him on the rolling - rolling mills. Where would you say we were on in terms of capacity, Peter?

Peter Kukielski:    Right. I would say that we are of the order of 85% on
                    the rolling mills capacity. I mean we continue to de-bottleneck the operations. We find at Huntingdon we are now -- casting constrained - casting constraint as opposed to mill constrained for example. So once we address that, we'll get further capacity or further volume out of it.

Derek Pannell:      So we're saying 85% then on the rolling mills maybe.

Brian MacArthur:    So I could assume going forward, if things worked out
                    well, we get sort of 15 more percent on the volume then make some adjustment in superior-priced product mix to expand margins a little above that. That's probably a reasonable assumption?

Derek Pannell:      Yeah, I'd say so.  I mean that's not going to happen...

Brian MacArthur:    Right.

Derek Pannell:      ...in a twinkling of an eye. That would be something we
                    would be doing over a couple of years I would think.

Brian MacArthur:    Great. And just one more question if I could, just back
                    to the Horne following up on Greg's question.

                    As we fill it up again, are we assuming that's essentially all going to be concentrate or are you still growing the, what I would call the HP recycle businesses as well if I want to look at it that way, or will that all be just concentrate?

Derek Pannell:      That addition would be all concentrate. As we grow that
                    business, it does not consume the nameplate capacity.
                    That gets, to some extent, it doesn't compromise the capacity -- the recycle business on a general basis. So that would be all - it's about 30,000 tonnes of copper which would be all concentrate feed.

Brian MacArthur:    Great.  Thank you very much.

Steven Douglas:     Thanks, Brian.

Derek Pannell:      Thank you.

Operator:           Our next question comes from the line of Victor
                    Lazarovici of BMO Nesbitt Burns. Please proceed.

Victor Lazarovici:  Thank you.

                    I'm kind of intrigued by the slide you have on Page 17 that shows a year-over-year variances. And in particular, the metal prices and volume improvements year-over-year gave you about 75 cents per share notional benefit to earnings.

                    For the last year or two we've been hearing a great deal about exchange impacts and energy cost and other raw material impact. But the biggest single negative on your analysis is Cost and Other, for 28 cents per share.

                    I wonder if you could explain what those costs are. Obviously some of that has to be volume related but it hasn't been given a great deal of discussion or explanation.

Steven Douglas:     I think Victor, you've hit the nail on the head there
                    and that a lot of it is the variable input. Derek mentioned that. For example at Falcondo, with the oil price doing what it's doing, it does have impact of uptick in those costs.

                    Perhaps we could have done a better job of overlaying the volumes specifically to the fact that we are generating incremental volumes, and that's something we'll take into advice for the future. But I would say the vast majority of that is attributed to the operating cost.

                    The other component there, and if you were on the Falconbridge call as well, there is a swing in their mark-to-market on some hedges which would have reduced those earnings by about $13 million in the quarter. So those would be the two major inputs.

Victor Lazarovici:  Steve, the energy at Falcondo isn't picked up in the energy cost.

Steven Douglas:     Sorry. You're right, you're right. But it was meant to
                    be sort of a blanket, sort of - just sort of other operating cost, not caught at that bucket.

Victor Lazarovici:  But if you exclude the $13 million for the mark-to-market, is it fair to say that the other $71 million is just unit cost going up for reasons other than input cost? And of course, a significant amount would be volume related as you increase your production.

Steven Douglas:     Yes, a significant amount of it would be volume
                    related. We'll do a bit more work and we'll get back to you on that answer.

                    But I think, to be more specific, but I think the vast majority of it is volume related.

Victor Lazarovici:  Okay, thank you.

Operator:           Our next question comes from the line of (Roy Liam
                    Peck), ING. Please proceed.

(Roy Liam Peck):    Good morning.

                    Can you take a moment to focus on your balance sheet? Growth debt levels remain at relatively high level, but on the net basis, I would say, they're more reflective of your low triple B ratings. The pending Falconbridge transaction will lead to some credit deterioration.

                    Can you comment on this issue and the fact that the rating agencies as well as investors recognize your ability to reduce debt but the big question is you're willingness to reduce debt?

Steven Douglas:     I think - there's no question I think about our
                    willingness in the quarter. We did pay off $154 million and we're amortizing contractually over $400 for the next - in the next five months. And if - I would -I'd take a bit of an issue with the assertion that there's a credit degradation by virtue of this transaction. In fact, I will argue the opposite.

                    If you look at the beginning of last year, which would be the beginning of 2004, we stood at a debt-to-capital about 43%, 44%. And through the course of the year, we de-levered it by some 600 basis points through a combination of paying down debt, which I think we've paid down about $500 million last year and didn't replace, and through banking cash that we generated through the operations.

                    When you, you know, pending to the outcome of our, obviously our offer, but when you put the two companies together, you now have a tremendously more efficient capital pool that is - that can be much more easily targeted in terms of the cash generation and what we do with it.

                    And if you look at the EBITDA that we're actually generating, just to assume that we can replicate what we're able to do last year, and if you look at the run rate on that EBITDA and the cash that we're actually generating, we're generating north of - or around $2 billion. You're spending $700, of which $500 is essentially investing in the asset base, and it's frankly discretionary.

                    And then the combined new entity, assuming we get there, will have about $350 million of corporate costs including the full load on the preferred share dividend.

                    So you're sitting there with $1 billion of incremental cash to reduce debt and to reinvest in the assets.

                    So I think the rating agencies have been - responded accordingly in saying that there is a degree of uncertainty with respect to what the outcome here is. Although given the reaction, as Derek mentioned, it's very positive feedback that we're getting. So we have every reason to believe we will be able to culminate the transactions we've got on our table. And when we do that, we'll go back and talk to the rating agencies.

                    I think their initial reaction was consistent with yours, is that the debt, albeit on a net basis, was a little higher than our peers. But we've already drawn that down 300 basis points in the first three months of this year.

                    So I frankly think if you look philosophically, the amount of cash we will have in our books, we will be in a great position to de-lever because frankly you can't spend it prudently fast enough in any other way.

                    So I would suggest that we have one more crack to the rating agencies and after we culminate this transaction, to go back and go through the credit merits. But I think if you look at all of the attributes we just went through, I would argue that our credit position is actually improved.

Derek Pannell:      Oh, I mean, I would agree with you. It's just in
                    conversation with the agencies, it appears that they are looking at things through the cycle, the concern, they're saying, "Hey this is where - the way it is at the peak of the cycle, what happens at the troughs?" So that's just the issue that I was just hoping you will address and you did. So thank you.

Steven Douglas:     No, just to add onto that, I agree with you 100% that
                    at the beginning of last year people would look at the
                    - at almost the earnings that we started to generate.
                    And the cash flow we generated almost is anomaly. But now a year and a half deep into the cycle and prices remaining pretty strong, you can even see you don't need a five-year cycle to substantially change the debt outlook to this company, frankly you need, you know, another year of strong results and maybe some other cash generation that we have out there and you can materially change the credit outlook for this company.

Derek Pannell:      Thank you, gentlemen.

Operator:           Our last question comes from the line of Daniel Roling
                    of Merrill Lynch. Please proceed.

Daniel Roling:      Thank you.

                    Gentlemen, I missed your utilization rate for the aluminum smelter? Could you repeat that?

Derek Pannell:      Yeah, the aluminum smelter is I'd say about 97%, Dan,
                    you know, it's difficult to say. And when they get to 100%, I'll ask them to do more.

Daniel Roling:      Good.

                    The other question I have is yesterday I think we picked up - there was a report of a leak at Gramercy, and can you bring us up to date on that?

Derek Pannell:      Yes, certainly.  Peter do you want to talk about that?

Peter Kukielski:    Yeah. It's not a leak so much as a caustic spill. A
                    caustic tank in the precipitating section failed and about 160,000 gallons of caustic was discharged. Almost all of it other than maybe perhaps 10,000 gallons was contained, and the 10,000 gallons that overflowed the berm was being directed to the diversion channels which directed it to neutralization. So in effect it was completely contained and neutralized.

Daniel Roling:      Any...

Peter Kukielski:    And the impact on operations has been about of the
                    order of a couple of hundred thousand - I'm sorry, a couple of hundred tonnes a dayand we're almost through it. We don't anticipate any material change in our output for the year.

Daniel Roling:      So no material for the outputs. You'll be able to make
                    this up or is it just down a few days?

Peter Kukielski:    It'd be down for about - for a couple of weeks but it's
                    only a part of the plant's output. We produce 3,300 tonnes a day and we're releasing about 200 tonnes a day of production. We think we can make most of it up.

Daniel Roling:      Okay, good.

                    And an estimated cost on that?

Peter Kukielski:    The cost is quite minor because most of it is covered
                    by insurance. In fact we don't even know if we will reach our deductible. I would say not much more than of the order of $1 million.

Daniel Roling:      Okay. And can you give us any further detail on the New
                    Madrid power contract? Is it interruptible? Is there encouragement for you to scale back use during the peak usage times because of the rate structure, et cetera?

Derek Pannell:      I can't.  No, I don't have that at hand.

Daniel Roling:      Okay.

Derek Pannell:      It's, as I say, it's a contract that is regulated. It's
                    based on our long-term contract with Ameron who I believe in turn has that sort of backed up by coal contracts I think we're at 35.2 cents.

(Daniel Roling):    Okay.  Thank you very much.

Steven Douglas:     Thanks, Dan.

Operator:           Mr. Couture, we do have a question from the line of
                    Fraser Phillips.

Denis Couture:      Yes, yes, no problem.  Go ahead.

Operator:           Thank you.

                    RBC Capital Markets.

                    Please proceed, Mr. Phillips.

Fraser Phillips:    Thanks.

                    Gentlemen, I was left with the impression from your road show marketing was the distinct impression that the aluminum assets might be for sale at an effort to reduce that in the balance sheet but I didn't get that earlier from Derek's response to one of the other questions and I wonder whether it's incorrect coming out of those other presentations or whether something has changed or - so if you could sort of give me some guidance, I would appreciate that.

Derek Pannell:      Yes, certainly. Basically everything is for sale at the
                    right price. That's what I would say.

                    But the point that I was trying to make during the presentations was that what we've done with the aluminum group and there were a lot of questions at the time based on what we have said with Minmetals. And what I was trying to do is to make it clear that we have, with all those things -- the power contract the alumina, the labor contract and so on -- we have got that asset and I guess, to some extent, other assets. But that particular one, sort of in a shape, that it is quite a negotiable asset. And if people were to question our ability to handle the debt and that side of the balance sheet, then, you know, my - the thinking was that certainly the negotiability of the aluminum assets either in part or the whole would offset that concern. But we are not in a process at the present time with the aluminum assets.

Fraser Phillips:    So the articulation of the strategy and the emphasis on
                    copper and nickel is not so much to suggest that you're going to just I guess get rid of current assets in the zinc and aluminum business, but rather focus on growth there?

Derek Pannell:      Let me put it this way. Our asset - our focus is
                    clearly on copper and nickel mining growth. And those are the projects that we highlighted during the road show and that I've highlighted I think over the past sort of year and so on.

                    If we have an opportunity that requires generating additional capital in order to sort of grow on the copper and nickel side and there are exciting opportunities that come to us and it makes sense, then that certainly is a negotiable asset.

                    I think clearly we are - although it's very efficient and runs very well, I think that 10% of the US -- while it's a substantial - 10% of the US market is a good position to be in, it's still not perhaps critical size and it may not be yet fully recognized within the company. And that's generally the feeling that I would have.

Fraser Phillips:    Okay.  Thank you, Derek.

Derek Pannell:      You're welcome.

Operator:           Mr. Couture, there are no further questions at this
                    time. I will turn the call back to you. Please continue with your presentation or closing remarks.

Denis Couture:      Thank you, operator.

                    A recording of the conference will be available at 10:00 am this morning by dialing 416-626-4100 and 1-800-558-5253, pass code 21237074, and this will last until May 03.

                    I would also like to remind you that the company's Annual General Meeting will take place this morning at 10:00 am at the Design Exchange, 234 Bay Street here in Toronto.

                    And finally our second quarter results will be announced on Friday, July 29. And that's it for us.

                    Thank you very much for joining us and goodbye.

Operator:           Ladies and gentlemen, that does conclude the conference
                    call for today. We thank you for your participation, and ask that you please disconnect your line.

This document may contain forward-looking statements concerning the Company's business and operations. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and the Company's actual results could differ materially from those expressed or implied in such statements. Reference should be made to the most recent Annual Information Form for a description of the major risk factors.

This communication is being made in respect of (a) the offer (the "Falconbridge Offer") by Noranda Inc. to acquire all of the outstanding common shares of Falconbridge Limited (other than shares owned by Noranda) on the basis of 1.77 Noranda common shares for each Falconbridge common share and (b) the issuer bid (the "Preference Share Exchange Offer") by Noranda to repurchase approximately 63.4 million Noranda common shares in exchange for three new series of preference shares. In connection with the Falconbridge Offer and the Preference Share Exchange Offer, Noranda filed with the U.S. Securities and Exchange Commission (the "SEC") registration statements on Form F-8 containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge and an issuer bid circular to be delivered to shareholders of Noranda. Noranda, if required, will be filing other documents regarding the transactions with the SEC.

INVESTORS ARE URGED TO READ CAREFULLY THE SHARE EXCHANGE TAKE-OVER BID CIRCULAR AND THE ISSUER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION.

Investors will be able to obtain documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Noranda may be obtained free of charge by contacting Noranda at (416) 982-7111.

Noranda is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 16,000 people at its operations and offices in 18 countries and is listed on The New York Stock Exchange and The Toronto Stock Exchange (NRD).

                                    END